[Patton Boggs LLP Letterhead]

December 22, 2004	Corey D. O’Brien (202) 457-6622

VIA FACSIMILE TRANSMISSION AT (202) 942-9542

Ms. Sylvia Pilkerton

Division of Corporation Finance

Office of EDGAR Policy

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Mail Stop 3-8

Washington, D.C. 20549-0408

Re:	Request for Continuing Hardship Exemption Pursuant to Regulation S-T
Registration Statement on Form SB-2
North Penn Bancorp, Inc., North Penn Bank, Scranton, Pennsylvania
SEC File No. 333-121121

Dear Ms. Pilkerton:

On behalf of North Penn Bancorp, Inc. (the “Company”), we hereby request a continuing hardship exemption from the requirement to electronically file Exhibit 99.4 to the Company’s Registration Statement on Form SB-2 (“Registration Statement”). Exhibit 99.4 is the Conversion Valuation Appraisal Report (the “Appraisal Report”) prepared by FinPro, Inc., an independent appraiser retained by the Company to determine the pro forma market value of the Company in connection with its stock offering. The Registration Statement was given a “Full Review” by the staff.

After numerous discussions with FinPro, Inc. and our word processing department, the Company has determined that the Appraisal Report, the bulk of which is generated by a computer model, cannot be easily translated into any format than can be converted to the EDGAR system. Additionally, we have advised the Company that the only means by which it can file the Appraisal Report electronically is to re-type the majority of the document. Due to the fact that the Appraisal Report and exhibits is in excess of 100 pages and is comprised largely of small print financial data, we have informed the Company that it would take several days to manually re-type this document and another three to four days to convert it to the EDGAR format. The Company has been further advised that it would add significant cost to re-type this report. Further the Company is concerned about the high probability of error associated with manually re-typing a document of this length and detail, as well as the cost involved.

Ms. Pilkerton

Division of Corporation Finance

Office of EDGAR Policy

U.S. Securities and Exchange Commission

December 22, 2004

Therefore, pursuant to Rule 202 of Regulation S-T, on behalf of the Company, we hereby request a continuing hardship exemption from filing electronically the statistical information of Exhibit 99.4 (including any verbal footnote information with non-statistical information) and represent that the Company will file in EDGAR format the non-statistical information on Exhibit 99.4. In this regard, the Company represents it will file a paper copy of the Appraisal Report under cover of Form SE concurrently when filing an amendment to the Registration Statement.

If you have any questions or comments regarding the filing, please do not hesitate to call me at (202) 457-6622.

Very truly yours,

/s/ Corey D. O’Brien
Corey D. O’Brien

Enclosures

cc:	Gregory Dundas, U.S. Securities and Exchange Commission
Frederick L. Hickman, North Penn Bank
Joseph G. Passaic, Jr., Esq.